Exhibit 99.1

Metals Acquisition Limited Announces Appointment of Morné Engelbrecht as Chief Financial Officer

ST. HELIER, Jersey--(BUSINESS WIRE)--December 20, 2023--Metals Acquisition Limited (NYSE: MTAL):

Metals Acquisition Limited (NYSE:MTAL) (“MAC” or the “Company”) is pleased to announce the appointment of Mr. Morné Engelbrecht as Chief Financial Officer (“CFO”) with an expected commencement date of February 10, 2024.

Mr. Engelbrecht is a senior executive with over 23 years of diversified experience in Australia and internationally in the professional services and resources industries (mining and oil & gas), driving the delivery of value through leading the execution of strategies with a continuous improvement mindset. He has a strong track record of successfully turning around and growing businesses, delivering major capital projects, raising equity and debt, delivering major cost reduction and integration programs and building effective systems and processes. He has worked over multiple disciplines in small, mid and large-scale corporate, project and operational site environments including working across multiple locations including Australia, UK, PNG, South Africa, Singapore, West Africa, Chile and China.

Mr. Engelbrecht’s most recent role was CEO and prior to that CFO at Beach Energy Limited, an Australian Stock Exchange (“ASX”) listed oil and gas explorer and producer with a circa A$3.5 billion market capitalisation.

Previous roles included being CFO then CEO of Carbon Energy Limited, an ASX listed company commercializing gasification technology; Chief Financial Controller at Interoil Corporation, a US$2.5 billion NYSE and TSX listed oil and gas explorer and producer acquired by ExxonMobil; General Manager of Finance at Lihir Gold Limited a circa A$10 billion gold explorer and miner listed on NASDAQ, TSX, ASX and POMSOX merging with Newcrest and Financial Controller - South-East Asia for Harmony Gold.

He is a Member of Chartered Accountants Australia and New Zealand and has a Bachelor of Commerce (Accounting) with Honours.

Mick McMullen, CEO of MAC commented “We are very excited to welcome Morné to our team and to have secured a high calibre and accomplished executive. His strong financial and risk management skills, broad experience across many jurisdictions, operational expertise, knowledge and relationships in the finance, banking and investor universe will be of great value for us as we optimize the CSA Copper Mine and continue to grow our business.

The Company and I would like to thank Dan Vujcic for his time as Interim CFO during a time of complexity and integrating a new mining operation into our corporate structure. Dan will continue as Chief Development Officer which is a vital role for the Company as we look to build on our current asset base.”

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

Forward Looking Statements

This press release includes “forward-looking statements.” MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward- looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things; the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward- looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Mick McMullen
Chief Executive Officer
Metals Acquisition Limited.
+1 (817) 698-9901
mick.mcmullen@metalsacqcorp.com

Dan Vujcic
Chief Development Officer
Metals Acquisition Limited.
+61 451 634 120
dan.vujcic@metalsacqcorp.com